Over 15% Change in Revenue or Profit

1. Income			Increase/		Rate
Statement (KRW)	2005	2004	decrease	Amount	(%)
Revenue	1,444,411,001,380	1,436,485,437,554	—	7,925,563,826	0.6

			Profits
Operating profit	53,228,472,695	114,021,390,126	decreased	-60,792,917,431	-53.3

			Turned to
Ordinary income	-202,692,376,091	10,492,635,445	negative	-213,185,011,536	-2,031.8

			Turned to
Net income	-208,839,950,241	10,492,635,445	negative	-219,332,585,686	-2,090.3

2. Balance Sheet (KRW)	2005		2004

Total assets	2,980,100,819,349		3,172,433,578,969

Total liabilities	1,385,330,623,105		1,397,037,403,480

Paid-in capital	2,310,675,900,000		2,310,675,900,000

Total shareholders’ equity	1,594,770,196,244		1,775,396,175,489

Total shareholders’ equity to paid-in capital (%)	69.0		76.8

3. Major reasons for the changes in revenues/profits	- Operating profit went down as marketing costs increased due to intensifying competition in the broadband market. - Ordinary/net income turned negative mainly because of one-time costs arising from the acquisition of Korea Thrunet Co., Ltd. and restructuring (KRW 167.6 billion). Details are as follows: 1) goodwill impairment loss with regard to Korea Thrunet Co., Ltd. (KRW 79.2 billion) 2) costs incurred in connection with acquisition and integration of Korea Thrunet Co., Ltd. (KRW 70.1 billion) 3) costs of restructuring including implementation of early retirement program (KRW 18.3 billion)

4. Date of BOD resolution	February 8, 2006 - Outside director: 4 out of 5 were present - Audit committee members who are not outside directors: none

5. Expected date of AGM	N/A

6. Others	The above-stated figures are unaudited preliminary financial data and could be subject to change.

Date of relevant disclosure	N/A